Exhibit 99.1

MATERIAL CHANGE REPORT

PURSUANT TO SECTION 7.1 OF NATIONAL INSTRUMENT 51-102

1.	Name and Address of Company:

Medicure Inc. (“Medicure” or the “Corporation”)

2 – 1250 Waverley Street

Winnipeg, Manitoba R3T 6C6

2.	Date of Material Change:

November 1, 2019

3.	News Release:

A press release with respect to the material change described herein was issued on November 4, 2019 and filed on SEDAR.

4.	Summary of Material Change:

Medicure announced its intention to commence a substantial issuer bid (the “Offer”) pursuant to which the Company will offer to purchase up to 4.0 million of its common shares (the “Common Shares”) for cancellation at a set purchase price of $6.50 per Common Share for a total purchase price of up to $26.0 million in cash. The Offer will be funded from the Company’s existing cash on hand.

5.	Full Description Of Material Change:

See Attached Schedule “A”.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not Applicable.

7.	Omitted Information:

Not Applicable.

8.	Executive Officer:

For further information contact James Kinley, Chief Financial Officer of Medicure Inc. (204) 487-7412.

Dated at Winnipeg, Manitoba this 5th day of November 2019

MEDICURE INC.
Per: “James Kinley”
Chief Financial Officer

SCHEDULE “A”

MEDICURE ANNOUNCES INTENTION TO
COMMENCE SUBSTANTIAL ISSUER BID

WINNIPEG, CANADA - November 4, 2019 - Medicure Inc. ("Medicure" or the “Company”) (TSXV:MPH, OTC:MCUJF), a cardiovascular pharmaceutical company, today announced its intention to commence a substantial issuer bid (the “Offer”) pursuant to which the Company will offer to purchase up to 4.0 million of its common shares (the “Common Shares”) for cancellation at a set purchase price of $6.50 per Common Share for a total purchase price of up to $26.0 million in cash. The Offer will be funded from the Company’s existing cash on hand.

Details of the Offer, including instructions for tendering Common Shares, will be included in the formal offer to purchase and issuer bid circular, letter of transmittal and notice of guaranteed delivery (collectively, the “Offer Documents”). The Offer Documents are expected to be mailed to shareholders of the Company as of the mailing date and filed with applicable Canadian and United States securities regulatory authorities and made available on SEDAR at www.sedar.com and on EDGAR at www.sec.com within approximately one week.

The Offer will remain open for acceptance for 35 days from the date of mailing, unless extended or withdrawn. The Company reserves the right, subject to applicable laws, to withdraw or amend the Offer if certain events occur. The Company has engaged Computershare Trust Company of Canada to act as the depositary for the Offer. The directors and officers of the Company have advised the Company that they do not intend to tender any of their Common Shares pursuant to the Offer.

The Company believes Medicure’s underlying value and its long-term growth prospects are not reflected in the recent trading price of its Common Shares. As such, Medicure believes that the purchase of Common Shares under the Offer represents a reasonable use of a portion of its significant cash resources resulting from the Company’s successful purchase and subsequent sale of the Apicore business.

During the ten months ended October 31, 2019, the closing prices of the Common Shares on the TSX Venture Exchange ("TSXV") have ranged from a low of $3.00 to a high of $6.85. The closing price of the Common Shares on the TSXV on November 1, 2019 (the last full trading day before the date of this press release) was $3.22. The purchase price of $6.50 per Common Share represents a 101.9% premium over the closing price of the Common Shares on the TSXV on November 1, 2019.

As of November 1, 2019, 14,804,013 Common Shares were issued and outstanding. The Offer will be for up to 4.0 million Common Shares or approximately 27.0% of the total number of Common Shares issued and outstanding.

The Offer will be optional for all shareholders, who are free to choose whether to participate and how many Common Shares to tender. Shareholders who do not deposit their Common Shares (or whose Common Shares are not purchased under the Offer) will realize a proportionate increase in their equity interest in the Company, to the extent that Common Shares are purchased under the Offer.

If more than 4.0 million Common Shares are properly tendered to the Offer, Medicure will take-up and pay for the tendered Common Shares on a pro-rata basis according to the number of Common Shares tendered (with adjustments to avoid the purchase of fractional Common Shares). The Offer will not be conditional upon any minimum number of Common Shares being tendered but will be subject to various other conditions disclosed in the Offer Documents.

Neither the Company nor its board of directors makes any recommendation to any shareholder whether to tender or refrain from tendering Common Shares. Shareholders are strongly urged to read and carefully evaluate all information in the Offer Documents and should consult their own broker or other financial and tax advisors prior to making any decision with respect to the Offer.

The Company has suspended its current normal course issuer bid in connection with the commencement of the Offer and no subsequent purchases will be completed under such normal course issuer bid until the Offer is completed.

The Offer referred to in this press release has not yet commenced. This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell any securities in any jurisdiction.

About Medicure

Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection, ZYPITAMAGTM (pitavastatin) tablets and the ReDS™ device in the United States, where they are sold through the Company’s U.S. subsidiary, Medicure Pharma Inc. For more information on Medicure please visit www.medicure.com.

For more information, please contact:

James Kinley

Chief Financial Officer

Tel. 888-435-2220

Fax 204-488-9823

E-mail: info@medicure.com

www.medicure.com

To be added to Medicure’s e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, include estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended December 31, 2018.